UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               MOVADO GROUP, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   624580 10 6
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gedalio Grinberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION           United States

--------------------------------------------------------------------------------
NUMBER OF                  (5)     SOLE VOTING POWER

SHARES                                  688,362
                           -----------------------------------------------------
BENEFICIALLY               (6)     SHARED VOTING POWER

OWNED BY                                701,529
                           -----------------------------------------------------
EACH                       (7)     SOLE DISPOSITIVE POWER

REPORTING                               688,362
                           -----------------------------------------------------
PERSON                     (8)     SHARED DISPOSITIVE POWER

                                        701,529
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSONAL

                  1,389,891
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES  [X]

         871,238 shares held by Gedalio Grinberg's wife as to which shares he disclaims beneficial ownership.
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  16.02%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Efraim Grinberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [_]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION           United States

--------------------------------------------------------------------------------
NUMBER OF                  (5)     SOLE VOTING POWER

SHARES                                  686,471
                           -----------------------------------------------------
BENEFICIALLY               (6)     SHARED VOTING POWER

OWNED BY                                494,189
                           -----------------------------------------------------
EACH                       (7)     SOLE DISPOSITIVE POWER

REPORTING                               686,471
                           -----------------------------------------------------
PERSON                     (8)     SHARED DISPOSITIVE POWER

                                        494,189
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSONAL

                  1,173,660
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES  [_]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  13.29%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 1(a)         NAME OF ISSUER:
                  ---------------

                  Movado Group, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  ------------------------------------------------

                  125 Chubb Avenue
                  Lyndhurst, New Jersey 07071

Item 2(a)         NAME OF PERSONS FILING:
                  -----------------------

                  Gedalio Grinberg
                  Efraim Grinberg

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  ------------------------------------------------------------

                  125 Chubb Avenue
                  Lyndhurst, New Jersey 07071

Item 2(c)         CITIZENSHIP:
                  ------------

                  United States citizens.

Item 2(d)         TITLE OF CLASS OF SECURITIES:
                  -----------------------------

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP NO.:
                  ----------

                  624580 10 6

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), OR (c) CHECK WHETHER THE PERSON FILING IS A:
                  ---------------------------------------------------------

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b)

Item 4            OWNERSHIP:
                  ----------

         (a)      Amount Beneficially Owned:

                  Gedalio Grinberg:  1,389,891   shares
                  Efraim Grinberg:   1,173,660   shares

         (b)      Percent of Class:

                  Gedalio Grinberg:  16.02%
                  Efraim Grinberg:   13.29%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           Gedalio Grinberg:      688,362
                           Efraim Grinberg:       686,471

                  (ii)     Shared power to vote or to direct the vote:

                           Gedalio Grinberg:  701,529
                           Efraim Grinberg:   494,189

                  (iii) Sole power to dispose or to direct the disposition of:

                           Gedalio Grinberg:     688,362
                           Efraim Grinberg:      686,471

                  (iv) Shared power to dispose or to direct the disposition of:

                           Gedalio Grinberg:  701,529
                           Efraim Grinberg:    494,189

(1) Of the 1,389,891 shares reported as beneficially owned by Mr. G. Grinberg, 5,625 are shares of Common Stock, par value $.01 per share ("Common Stock") owned by Mr. G. Grinberg individually and 40,667 are shares of Common Stock held under the 401(k) Plan of Movado Group, Inc. (the "Company"), the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares; and 15,052 are shares of Common Stock held under the Company's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Howard Regenbogen and Vivian D'Elia, and as to which shares they have shared investment and voting power. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, per value $0.01 per share ("Class A Common Stock"), convertible on a one-for-one basis into shares of Common Stock. Included in the total number of shares of Class A Common Stock are 25,000 owned by The Grinberg Family Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard L. Silverstein are the directors and as to which shares these three individuals have shared investment and voting power. Also included are 620,810 shares of Class A Common Stock owned by Grinberg Partners L.P. of which Grinberg Group Partners is the general partner. Mr. G. Grinberg, as managing partner of Grinberg Group Partners, has shared power to direct the voting and disposition of the shares owned by Grinberg Partners L.P. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by The Grinberg Family Foundation, the shares held under the Company's Stock Bonus Plan and the shares held under the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

2        Of the 1,173,660 shares reported as beneficially owned by Mr. E.
Grinberg, 1,875 are shares of Common Stock, 277,500 are shares of Common Stock which he has the right to acquire by the exercise of options under the Company's Stock Incentive Plan, and 40,667 are shares of Common Stock, held under the Company's 401 (k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares; and 15,052 are shares of Common Stock held under the Company's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Howard Regenbogen and Vivian D'Elia, and as to which shares they have shared investment and voting power. The balance of Mr. E. Grinberg's shares are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock. Included in Mr. E. Grinberg's total number of shares of Class A Common Stock are 281,653 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 431,468 shares of Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Leonard L. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Leonard L. Silverstein with respect to the shares held by such trusts. Mr. E. Grinberg disclaims beneficial ownership as to the 477,107 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee, the shares held under the Company's Stock Bonus Plan and of the 40,667 shares held under the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  ---------------------------------------------

                  Not applicable

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                  --------------------------------------------------------

                  See Item 4

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
                  -------------------------------------------------------------

                  Not applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  ----------------------------------------------------------

                  Not applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP:
                  -------------------------------

                  Not Applicable

Item 10           CERTIFICATION:
                  -------------

                  Not Applicable

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2001





                                   /s/  Gedalio Grinberg
                                   ---------------------
                                        Gedalio Grinberg




                                   /s/  Efraim Grinberg
                                   --------------------
                                        Efraim Grinberg